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                                   EXHIBIT 99

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                           Forward-Looking Statements

The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this report or presented elsewhere by management.

Dependence on others: Our present growth strategy for development of additional facilities entails entering into and maintaining various arrangements with present and future property owners, including Host Marriott Corporation and New World Development Company Limited. There can be no assurance that any of our current strategic arrangements will continue, or that we will be able to enter into future collaborations.

Contract terms for new units: The terms of the operating contracts, distribution agreements, franchise agreements and leases for each of our lodging facilities and senior living communities are influenced by contract terms offered by our competitors at the time such agreements are entered into. Accordingly, we cannot assure you that contracts entered into or renewed in the future will be on terms that are as favorable to us as those under existing agreements.

Competition: The profitability of hotels, vacation timeshare resorts, senior living communities, corporate apartments, and distribution centers we operate is subject to general economic conditions, competition, the desirability of particular locations, the relationship between supply of and demand for hotel rooms, vacation timeshare resorts, senior living facilities, corporate apartments, distribution services, and other factors. We generally operate in markets that contain numerous competitors and our continued success will depend, in large part, upon our ability to compete in such areas as access, location, quality of accommodations, amenities, specialized services, cost containment and, to a lesser extent, the quality and scope of food and beverage services and facilities.

Supply and demand: The lodging industry may be adversely affected by (1) supply additions, (2) international, national and regional economic conditions, including the present economic downturn in the United States, (3) changes in travel patterns, (4) taxes and government regulations which influence or determine wages, prices, interest rates, construction procedures and costs, and
(5) the availability of capital to allow us and potential hotel owners to fund investments. Our timeshare and senior living service businesses are also subject to the same or similar uncertainties and, accordingly, we cannot assure you that the present downturn in demand for hotel rooms in the United States will not continue, become more severe, or spread to other regions; that the present level of demand for timeshare intervals and senior living communities will continue; or that there will not be an increase in the supply of competitive units, which could reduce the prices at which we are able to sell or rent units. Weaker hotel and senior living community performance could give rise to losses under loans, guarantees and minority equity investments that we have made in connection with hotels and senior living communities that we manage.

Internet reservation channels: Some of our hotel rooms are booked through internet travel intermediaries such as Travelocity, Expedia and Priceline. As this percentage increases, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from us. Moreover, some of these internet travel intermediaries are attempting

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to commoditize hotel rooms, by increasing the importance of price and general indicators of quality (such as "three-star downtown hotel") at the expense of brand identification. These agencies hope that consumers will eventually develop brand loyalties to their reservations system rather than to our lodging brands. Although most of our business is expected to be derived from traditional channels, if the amount of sales made through internet intermediaries increases significantly, our business and profitability may be significantly harmed.

The pace of the lodging industry's recovery from the September 11, 2001 attacks will continue to impact our financial results and growth. Both the Company and the lodging industry have been adversely affected in the aftermath of the terrorist attacks on New York and Washington. Domestic and international business and leisure travel, which already had been adversely affected by the recent economic downturn in the United States and internationally, have decreased further and have remained depressed as some potential travelers reduced or avoided discretionary air and other travel in light of the increased safety concerns and travel delays. The attacks have also decreased consumer confidence, and a resulting further decline in the U.S. and global economies has reduced travel. Weaker hotel performance has reduced management and franchise fees and given rise to fundings or losses under loans, guarantees and minority investments that we have made in connection with hotels that we manage, which has, in turn, had a material adverse impact on our financial performance. Timeshare sales have also been impacted negatively. Adverse economic conditions have also resulted in decreased and delayed development of new hotel properties, which will lead to decreased growth in management and franchise fees. Although both the lodging and travel industries have begun to recover from the September 11 attacks, it remains unclear whether, at what pace, and to what extent, that recovery will continue, and adverse impacts on our business can be expected to continue for an unknown period of time.

Exit from the distribution services business: We expect our decision to exit the distribution services business will take place through a combination of sale or transfer of some facilities, closing of other facilities and other suitable arrangements. Although we anticipate a completion date around the end of 2002 and expect to incur material costs in connection with exiting the business, the timing of our exit and the magnitude of those costs will remain uncertain until the implementing transactions are fully negotiated.